Filed by BlackRock MuniHoldings Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock MuniHoldings Quality Fund, Inc.

File No. 333-241481

Date: December 17, 2020

WE NEED YOUR HELP - PLEASE VOTE NOW!

IMPORTANT NOTICE FOR SHAREHOLDERS OF:

BLACKROCK MUNICIPAL INCOME INVESTMENT QUALITY TRUST (“BAF”)

BLACKROCK MUNIHOLDINGS FUND II, INC. (“MUH”)

BLACKROCK MUNIHOLDINGS QUALITY FUND, INC. (“MUS”)

Dear Shareholder,

We’ve made multiple attempts to reach you about important proposals affecting your BlackRock funds and recently mailed you proxy materials relating to proposals to be voted on at a joint special meeting of shareholders (the “Joint Special Meeting”) of BAF, MUH and MUS (the “Funds”). The Joint Special Meeting, which will be held in a virtual meeting format, has been adjourned until January 21, 2021 at 11:00 a.m. (Eastern Time) to allow shareholders additional time to submit their voting instructions to the Funds and to permit additional solicitation of shareholders.

This letter was sent because you held shares in one or more Funds on the record date and we have not received your vote.

The Board of Directors/Trustees of each Fund recommends that you vote “FOR” the approval of the applicable proposal(s).

It is important that you vote, no matter how large or small your holdings may be.

We urge you to vote “FOR” the proposal(s) by using one of the following options:

1. Vote Online	2. Vote by Touch-Tone Phone	3. Vote By Mail

by logging onto the website listed on the enclosed proxy card or voting instruction form and following the instructions	by calling the toll-free number on the enclosed proxy card or voting instruction form and following the instructions	by completing and returning your executed proxy card or voting instruction form in the postage paid envelope provided

Voting now will minimize additional adjournments - a costly process for the Fund(s) and you as a shareholder.

The proxy materials contain important information; please read them carefully. Copies of the Joint Proxy Statement/Prospectus are available for free on the Securities and Exchange Commission’s website at www.sec.gov or by visiting https://www.proxy-direct.com/blk-31540 or by calling Georgeson LLC (“Georgeson”), the Funds’ proxy solicitor toll free at 1-866-767-8867.

If you have any questions about the proposals, please call Georgeson, toll free at 1-866-767-8867.

If you have already voted, please disregard this notice.

Thank you for voting!

MHD_ADJ